UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Neostem, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

640650305

(CUSIP Number)

Jinshu John Zhang, Esq.

Reed Smith LLP

355 South Grand Avenue, Suite 2900

Los Angeles, California 90071

(213) 457-8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 640650305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RimAsia Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000(1)
10. Shared Dispositive Power 400,000(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.1%*
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 640650305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RimAsia Capital Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000(1)
10. Shared Dispositive Power 400,000 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.1%*
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 640650305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RimAsia Capital Partners GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000(1)
10. Shared Dispositive Power 400,000(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.1%*
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 640650305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric H.C. Wei
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000,000(1)
10. Shared Dispositive Power 400,000(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.1%*
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”; the foregoing collectively “RimAsia”). RimAsia GP is the general partner of RimAsia LP. RimAsia Ltd. is the general partner of RimAsia GP. Wei is the sole director of RimAsia Ltd. and may be deemed to have sole power to vote certain of the shares reported. This Schedule 13D relates to shares of Common Stock of Neostem, Inc., a Delaware corporation (the “Issuer”), purchased by Suzhou Erye Economy & Trade Co., Ltd. (“EET”) on November 26, 2008 and pledged to RimAsia LP in connection therewith (see Item 6 for a description of such transactions and agreements).

Item 1 Security and Issuer:

Common Stock, par value $.001 per share, of Neostem, Inc. (“Common Stock”)

Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue

Suite 450

New York, NY 10170

United States

Item 2 Identity and Background

Name, State or Other Place of Organization and Principal Business of Person Filing:

(1)	RimAsia Capital Partners, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as a pan-Asia private equity firm.

(2)	RimAsia Capital Partners GP, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as the general partner of RimAsia LP.

(3)	RimAsia Capital Partners GP, Ltd. is a Cayman Islands exempted company. Its principal business is as the general partner of RimAsia GP.

(4)	Eric H.C. Wei is a citizen of the United States. Mr. Wei’s present principal occupation or employment is as the managing partner of RimAsia LP, an indirect partner of RimAsia GP and as a director of RimAsia Ltd. See above for the principal business of all such entities.

Address of Principal Business Office of all Reporting Persons:

1808 Hutchison House

10 Harcourt Road

Admiralty

Hong Kong

852-2524-6100

Additional Information Regarding Reporting Persons

None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

EET pledged 400,000 shares of the Issuer’s Common Stock and warrants exercisable for 400,000 shares of the Issuer’s Common Stock to RimAsia LP in connection with a loan for $500,000. For information on the transactions, see Item 6 hereof.

Item 4 Purpose of Transaction

The purpose of the pledge of the Issuer’s securities was as collateral for a loan in the amount of $500,000. See Item 6 hereof for additional information.

See Item 6 hereof for information on: (i) the proposed transactions pursuant to which the Reporting Persons may acquire additional securities of the Issuer; (ii) the proposed merger transaction regarding the Issuer; (iii) proposed changes in the present board of directors and management of the Issuer; (iv) proposed material changes in the present capitalization of the Issuer; (v) proposed material changes in the Issuer’s business; and (vi) similar actions. Other than as described therein (as applicable), the Reporting Persons do not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer.

(a) and (b) (Number and Percentage of Class of Securities Beneficially Owned and Power as to Voting and Disposition)

Amount Beneficially Owned: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 1,400,000 shares of Common Stock. (2)

Percent of Class: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 19.1% of the outstanding shares of Common Stock.*(2)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 1,000,000 shares of Common Stock beneficially owned.(1)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have no shared power to vote or direct the vote of shares of Common Stock.

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have shared power to dispose or direct the disposition of 400,000 shares of Common Stock beneficially owned.(3)

(c) See Item 6 regarding transactions which have occurred in the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of RimAsia LP and RimAsia GP, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by RimAsia LP.

(e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 2, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with China Biopharmaceuticals Holdings, Inc., a Delaware corporation (“CBH”), China Biopharmaceuticals Corp., a British Virgin Islands corporation and wholly-owned subsidiary of CBH (“CBC”), and CBH Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”). The Merger Agreement contemplates the merger of CBH with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”); provided, that pursuant to the Merger Agreement, prior to the consummation of the Merger, CBH will spin off all of its shares of capital stock of CBC to CBH’s stockholders in a liquidating distribution so that the only material assets of CBH following such spin-off (the “Spin-off”) will be CBH’s 51% ownership interest in Suzhou Erye Pharmaceuticals Company Ltd. (“Erye”), a Sino-foreign joint venture with limited liability organized under the laws of the People’s Republic of China (the “PRC”), plus net cash which shall not be less than $550,000.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, all of the shares of common stock, par value $.01 per share, of CBH (“CBH Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive, in the aggregate, 7,500,000 shares of common stock, par value $.001 per share, of the Issuer (the “NeoStem Common Stock”) (of which 150,000 shares will be held in escrow pursuant to the terms of an escrow agreement to be entered into between CBH and the Issuer). Subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia LP, the sole holder of shares of Series B Convertible Preferred Stock, par value $0.01 per share, of CBH (the “CBH Series B Preferred Stock”), all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into (i) 5,383,009 shares of NeoStem Common Stock, (ii) 6,977,512 shares of Series C Convertible Preferred Stock, without par value, of the Issuer, each with a liquidation preference of $1.125 per share and convertible into shares of NeoStem Common Stock at a conversion price of $.90 per share, and (iii) warrants to purchase 2,400,000 shares of NeoStem Common Stock at an exercise price of $0.80 per share.

Pursuant to the Merger Agreement, the Issuer has agreed to use its reasonable best efforts to cause the members of the Issuer’s Board of Directors to consist of the following five members promptly following the Effective Time: Robin L. Smith (Chairman), current Chairman of the Board and Chief Executive Officer of the Issuer; Madam Zhang Jian, the Chairman and Chief Financial Officer of CBH, the General Manager of Erye and a 10% holder of EET, the holder of the remaining 49% interest in Erye, and Richard Berman, Steven S. Myers and Joseph Zuckerman, each a director of the Issuer (the latter three to be independent directors, as defined under the American Stock Exchange listing standards). Within four months following the Effective Time, pursuant to the Merger Agreement, the Issuer’s Board of Directors will, in accordance with the Issuer’s bylaws, as amended, cause the number of members constituting the Board of Directors of the Issuer to be increased from five to seven and to fill the two vacancies created thereby with a designee of RimAsia LP, who will initially be Eric Wei, and with an independent director (as defined under the American Stock Exchange listing standards) to be selected by a nominating committee of the Board of Directors of the Issuer. The Reporting Persons understand that Issuer has started to identify candidates for the independent director positions to contribute to the new direction of the Issuer.

In connection with the Merger, the Reporting Persons understand that the Issuer intends to file with the Securities and Exchange Commission a combined registration statement and proxy statement on Form S-4 (including any amendments, supplements and exhibits thereto, the “Proxy Statement/Registration Statement”) with respect to, among other things, the shares of NeoStem Common Stock to be issued in the Merger (the “Issuance”) and a proposed amendment to the Issuer’s certificate of incorporation to effect an increase in the Issuer’s authorized shares of preferred stock, without par value, that may be necessary to consummate the transactions contemplated by the Merger Agreement (the “Charter Amendment”). The Reporting Persons understand that the Merger has been approved by Issuer’s Board of Directors. The Issuance and Charter Amendment contemplated by the Merger Agreement are subject to approval by the stockholders of Issuer and the Merger, the Spin-Off and the other transactions contemplated by the Merger Agreement are subject to approval by the stockholders of CBH.

In connection with execution of the Merger Agreement, each of the officers and directors of CBH, RimAsia LP (including Eric Wei), Erye and EET have entered into a lock-up and voting agreement (attached to this Schedule 13D as Exhibit 99.2), pursuant to which they have agreed to vote their shares of CBH Common Stock in favor of the Merger and to the other transactions contemplated by the Merger Agreement and are prohibited from selling their CBH Common Stock and/or NeoStem Common Stock from November 2, 2008 through the expiration of the six-month period immediately following the consummation of the transactions contemplated by the Merger Agreement (the “Lock-Up Period”). Similarly, the officers and directors of the Issuer have entered into a lock-up and voting agreement, pursuant to which they have agreed to vote their shares of NeoStem Common Stock in favor of the Issuance and are prohibited from selling their NeoStem Common Stock during the Lock-Up Period.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement.

On November 26, 2008, EET purchased 400,000 units (the “Units”) at a per-unit price of $1.25, each Unit comprised of one share of the Issuer’s Common Stock and one warrant to purchase one share of Common Stock at a purchase price of $1.75 per share (the “Warrants”). The Warrants are not exercisable for a period of six months and are redeemable by the Issuer if the Common Stock trades at a price equal to or in excess of $3.50 for a specified period of time. The Issuer thus issued 400,000 Units to EET consisting of 400,000 shares of Common Stock and 400,000 redeemable Warrants, for an aggregate purchase price of $500,000. In connection with the purchase of the Units, EET borrowed $500,000 from RimAsia LP and has pledged the Units in connection therewith. The Reporting Persons disclaim beneficial ownership in the Units except to the extent of his pecuniary interest therein.

*	Calculated based on 7,315,006 shares of Issuer’s Common Stock outstanding as of November 14, 2008.
(1)	Consists of 1,000,000 shares of the Issuer’s Common Stock.
(2)	Consists of (i) 1,000,000 shares of the Issuer’s Common Stock and (ii) 400,000 shares of Common Stock owned by EET and pledged to RimAsia LP. Each Reporting Person disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein. See Item 6 for further information.
(3)	Consists of 400,000 shares of the Issuer’s Common Stock Owned by EET and pledged to RimAsia LP. Each Reporting Person disclaims beneficial ownership, except to the extent of his or its pecuniary interest therein see Item 6 for further information.

Item 7 Material to be filed as Exhibits

99.1	Side Letter on Loan Advance, dated November 2, 2008 between Suzhou Erye Economy Trading Co Ltd. and RimAsia Capital Partners, L.P.

99.2	Agreement and Plan of Merger dated November 2, 2008 among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp., and CBH Acquisition LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 6, 2008).

99.3	Lock Up and Voting Agreement dated November 2, 2008 by and between NeoStem, Inc., China Biopharmaceuticals Holdings, Inc. (“CBH”), the record and beneficial owners of CBH Common Shares, Series A Preferred Stock and Series B Preferred Stock (RimAsia Capital Partners, L.P.), Suzhou Erye Pharmaceuticals Company Ltd. and its officers and directors, and Suzhou Erye Economy Trading Co Ltd. and its officers and directors, and certain other persons.

99.4	Joint Filing Agreement dated December 5, 2008, between RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2008

RIMASIA CAPITAL PARTNERS, L.P.

By:	RimAsia Capital Partners GP, L.P.
its general partner

By:	RimAsia Capital Partners GP, Ltd.
its general partner

	By:	/s/ Eric H.C. Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By:	RimAsia Capital Partners GP, Ltd.
its general partner

	By:	/s/ Eric H.C. Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

By:	/s/ Eric H.C. Wei
Name:	Eric H.C. Wei
Title:	Director

/s/ Eric H.C. Wei
Eric H.C. Wei

EXHIBIT INDEX

Exhibit No.	Description

99.1	Side Letter on Loan Advance, dated November 2, 2008 between Suzhou Erye Economy Trading Co Ltd. and RimAsia Capital Partners, L.P.

99.2	Agreement and Plan of Merger dated November 2, 2008 among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp., and CBH Acquisition LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 6, 2008).

99.3	Lock Up and Voting Agreement dated November 2, 2008 by and between NeoStem, Inc., China Biopharmaceuticals Holdings, Inc. (“CBH”), the record and beneficial owners of CBH Common Shares, Series A Preferred Stock and Series B Preferred Stock (RimAsia Capital Partners, L.P.), Suzhou Erye Pharmaceuticals Company Ltd. and its officers and directors, and Suzhou Erye Economy Trading Co Ltd. and its officers and directors, and certain other persons.

99.4	Joint Filing Agreement dated December 5, 2008, between RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei.